WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

General

The following management discussion and analysis of Western Copper Corporation (Western Copper or the Company) is dated May 8, 2007, and provides an analysis of the Company’s results of operations for the three month period ended March 31, 2007.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper Corporation March 31, 2007 unaudited interim consolidated financial statements, December 31, 2006 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Western Copper’s accounting policies are described in note 2 of the December 31, 2006 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company’s projects, the Company’s future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company’s ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company’s filings with the Securities and Exchange Commission.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (SEC) does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

Western Copper is listed on the Toronto Stock Exchange under the symbol ‘WRN’. At May 8, 2007, the Company had 72,539,036 common shares outstanding.

Additional information on the Company can be found filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Core business

Western Copper Corporation (Western Copper or the Company) is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Carmacks Copper Project and other properties towards production.

Western Copper is an independent company formed through the spin-out of assets from Western Silver Corporation (Western Silver) as part of the plan of arrangement between Western Silver and Glamis Gold Ltd. (Glamis) on May 3, 2006.

Arrangement agreement – Lumina Resources Corp.

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties.

Carmacks (Yukon, Canada)

The Carmacks Copper Project is located 192 kilometres north of Whitehorse in the Yukon, Canada. The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006.

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at May 8, 2007, Western Copper has made $400,000 in advance royalty payments.

Throughout the first quarter of 2007 work continued on the feasibility study which examines the development of the oxide mineralization in the No.1 Zone and the associated resource and reserve estimates.

On April 26, 2007, Western Copper reported the key findings of the feasibility study and announced that the study supports the development of the mine. Based on the new reserve estimate of 10.6 million tonnes, as detailed below, the mine has a six year ore production life. The feasibility study indicates initial capital development costs of $144 million, which includes a contingency of $14.1 million. An additional sum of $7.3 million is attributable to owner’s costs. The life-of-mine operating costs are $0.98/lb. of copper (US$0.83/lb. of copper at 0.85 US$/$). Using a rolling average of 3 years historical and 2 years future copper prices of US$2.32, based on 100% equity, the project has an IRR of 15.7% and an undiscounted net present value of $122.9 million. The feasibility study indicates a payback period of 3.9 years.

The proven and probable reserve estimate is as follows:

Class	Tonnes (000’s)	Total Copper (%)	Oxide Copper (%)	Gold (g/tonne)	Silver (g/tonne)
Proven	3,189	1.227	1.028	0.659	6.20
Probable	7,422	0.965	0.822	0.408	3.94
Total	10,611	1.044	0.884	0.483	4.62

The summary of the updated feasibility report will be available on SEDAR within 45 days of the April 26, 2007 news release.

During the quarter, the Yukon Government issued a draft Comprehensive Study Report pursuant to the Yukon Environmental Assessment Act. Some minor technical items were clarified by Western Copper following the receipt of the draft report. Work on this aspect of the environmental assessment is largely complete.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

In early February, screening of the Company’s Project Proposal commenced under the Yukon Environmental and Socio-economic Assessment Act. A 45 day public review period was completed and the assessment board has reviewed the comments received and request for additional information to the Company. The Company expects to file this information before the end of May 2007.

Discussions have commenced with the Yukon Government with respect to obtaining a Quartz Mining License.

Exploration on the site recommenced at the end of March with a view to better defining the extent of No.1 Zone and identifying an oxide reserve in the nearby No.7 and No.4 Zones all of which would form part of the open pit. 5,000 have been drilled to date. The Company is still awaiting to receive the assay results.

In the forthcoming months the Company expects to commence preliminary development activities such as basic engineering and obtaining quotes for long delivery equipment.

Hushamu (British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Hushamu property is located on northern Vancouver Island, approximately 25 kilometres west of Port Hardy and 360 kilometres northwest of Vancouver, British Columbia.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by Moraga Resources Ltd. (Moraga) and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga. The two blocks cover approximately 37,000 hectares (91,000 acres).

I

In order to earn 100% interest in the metallic minerals in the Electra property, Western Copper must make the following payments:

  $60,000 in cash on February 3, 2007 (paid); and

  $80,000 in cash on February 3, 2008.

Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper shall be required to make a cash payment of $1 million within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000, in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

The Rupert Block is free of encumbrances.

In February, Western Copper began a drilling program on the Hushamu property representing a continuation of the work commenced by Lumina in 2005. The program focused on the NW Expo and Cougar zone which had indicated promising results in Lumina’s 2005 exploration program. The program has generally extended the mineralization noted previously but delays in assay results have limited the interpretation of the results. The Company will assess the information as it is received.

Depending on the results of the assessment, the Company may consider further exploration in the area. Western Copper will continue to examine development options for the property at a scoping study level.

At a 0.2% copper cut-off grade, the Hushamu deposit is estimated to contain the NI 43-101 compliant resources tabulated below. This estimate has not changed as a result of this recent drilling campaign.

Category	Tonnes (in millions)	Copper grade (%)	Gold grade (g/t)
Measured and Indicated	230.9	0.28	0.31
Inferred	52.8	0.28	0.38

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Casino (Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The Casino porphyry copper-gold-molybdenum deposit is located 300 kilometres northwest of Whitehorse, in the Yukon Territory. The property comprises 161 mineral claims and has been the subject of considerable exploration going back to 1967 including a 73,000 m. diamond drilling program in the 1990s.

To maintain its interest in the Casino claims, the Company must pay Great Basin Gold (Great Basin) $1 million in cash or in Western Copper shares by July 15, 2007.

If a production decision is made, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

At a 0.3% copper equivalent cut-off grade, the Casino deposit is estimated to contain the following NI 43-101 compliant resource:

Category	Tonnes (millions)	Copper grade (%)	Gold grade (g/t)
Measured and Indicated	964	0.22	0.24

During the first quarter of 2007, the Company began a systematic review and compilation of all the data available on the property. The results of this analysis will be included in a scoping-level study aimed at determining the development potential of the property.

Redstone (Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina Resources in November 2006. The property comprises five mining leases (14,100 acres) and 55 mineral claims (73,000 acres) in six distinct areas in the Nahanni Mining District southwest of Norman Wells in the Northwest Territories.

The only area that presently has an NI 43-101 compliant resource estimate is the Coates Lake area.

This areas consists of the 5 mining leases noted above.

The Coates Lake area has the following estimated mineral resource at a 2.5% copper cut-off grade:

Category	Tonnes (in millions)	Copper grade (%)	Silver grade (g/t)
Inferred	33.6	3.92	9.0

Should production be initiated at Coates Lake, the 5 mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

  3%, if the price is less than, or equal to US$0.75 per pound;
  3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
  4% if the price is greater than US$1 per pound.

During the first quarter of 2007, the Company began reviewing data relating to the Redstone property. This year’s regional geophysical surveying and prospecting program will be aimed at identifying targets in the areas north of Coates Lake. These areas have thus far remained unexplored, but offer similar potential to the Coates Lake area.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Sierra Almoloya (Chihuahua, Mexico)

The Sierra Almoloya property is an early-stage 17,500 ha. (43,000 acre) exploration property in the central Mexican silver belt. The Almoloya property is under option to Queenston Mining Inc. (Queenston) under an arrangement whereby Queenston can earn a 60% interest in the property through staged exploration expenditures of US$1.5 million over a four year period, with minimum expenditures of:

  US$200,000 on or before June 30, 2006;

  An additional US$300,000 on or before June 30, 2007;

  An additional US$400,000 on or before June 30, 2008; and

  An additional US$600,000 on or before June 30, 2009.

Queenston can earn an additional 15% interest by completing a feasibility study and making a production decision. At the time Queenston makes a production decision, Western Copper can either elect to convert its 40% interest into a 25% participating interest or a 15% net profits royalty. If the Company elects the 25% participating interest, further preproduction and exploration costs to place the properties into commercial production will be apportioned to each party to the joint venture at the percentage of each party’s participation in the project.

Queenston has met its spending requirements to June 30, 2007.

Selected quarterly financial information

In Canadian dollars, as at and for the quarters ended (unaudited):

		3/31/07		12/31/06		9/30/06		6/30/06
	$		$		$		$
Loss and comprehensive loss for the quarter[1]		1,732,046		2,176,471		908,371		44,212
Loss per share – basic and diluted[2]		0.02		0.04		0.02		-
Mineral properties		47,265,078		46,507,499		4,523,514		4,523,514
Cash, cash equivalents, and short-term investments		34,564,486		37,082,010		37,938,011		31,361,349
Total assets		82,777,429		84,005,656		42,696,710		42,321,945

		3/31/06		12/31/05		9/30/05		6/30/05
	$		$		$		$
Loss and comprehensive loss for the quarter		113,131		74,848		77,789		69,249
Loss per share – basic and diluted[2]		-		-		-		-
Mineral properties		4,423,514		4,423,514		4,292,655		4,291,144
Cash, cash equivalents, and short-term investments		1,000		-		-		-
Total assets		4,548,386		4,532,841		4,409,285		4,323,723

1. Comprehensive loss applies only to periods ending after December 31, 2006.

2. Loss per share figures for periods ended prior to June 30, 2006 are not available because Western Copper did not become an independent entity until May 3, 2006. Results prior to May 3, 2006 represent the direct exploration expenses incurred on the Carmacks Copper Project by Western Silver and an allocation of Western Silver’s general and administrative expenses incurred in each of these periods.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Results of operations

In Canadian dollars		3 months ended		3 months ended
		March 31, 2007		December 31, 2006
		(unaudited)		(unaudited)
	$		$

Exploration expenses
Direct drilling costs		58,164		473,589
Project management, and
geological services		72,716		290,393
Site costs		31,012		250,217
Feasibility study		606,644		205,144
Permitting		76,431		121,865
Assays		86,753		90,601
Metallurgical testing		110,758		-
Internal wage costs		121,875		145,777
Stock-based compensation		82,766		89,490
Other		-		82,657

		1,247,119		1,749,733

Accounting and legal		91,812		92,569
Office and administration		583,875		528,134
Promotion and travel		130,000		193,820
Regulatory and filing fees		22,949		11,455

Loss before other items		2,075,755		2,575,711

Interest income		(341,352)		(371,280)
Foreign exchange		(2,357)		(27,960)

Loss for the period		1,732,046		2,176,471

Western Copper began operations on May 3, 2006. Results of operations prior to that date represent the results of Western Silver Corporation’s (Western Silver) copper business. Current period results are not comparable to the three months ended March 31, 2006 as all amounts prior to May 3, 2006 only represent direct exploration expenditures incurred by Western Silver on the Carmacks Copper Project and the Sierra Almoloya property and an allocation of Western Silver’s general and administrative expenses based on mineral property costs deferred on the Carmacks Copper Project and the Sierra Almoloya property during each year compared to all mineral property costs deferred by Western Silver during that year. The financial discussion focuses on Western Copper’s operations during the quarter ended March 31, 2007.

Western Copper had a loss of $1.7 million ($0.02 per share) for the quarter ended March 31, 2007.

Costs relating to the Carmacks Copper Project accounted for the majority of the Company’s expenditures during the three month period ended March 31, 2007 as Western Copper continued its work on the updated feasibility study.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Western Copper continued expensing all ongoing exploration and feasibility study costs relating to the Carmacks Copper Project during the first quarter of 2007. Management will reassess its estimate of the Carmacks Copper Project’s fair value during the second quarter of 2007 using the results of the updated feasibility study released on April 26, 2007. Management expects that its analysis will conclude that Western Copper should capitalize prospective expenditures relating to the Carmacks Copper Project.

Updated feasibility study costs accounted for the majority of expenditures on the Carmacks Copper Project in the first quarter of 2007. Direct feasibility contractor costs ($606,000) was the largest component, but other costs relating on the updated feasibility study included assays ($87,000) and metallurgical testing ($111,000).

The Company began its 2007 drill campaign on the Carmacks Copper Project late in the first quarter. This resulted in $162,000 in costs for direct drilling, geological services, and site costs.

Western Copper also continued permitting activities for the Carmacks Copper Project. These costs totaled approximately $76,000.

Other significant expenses during the three months ended March 31, 2007 related to compensation. The Company expensed $323,000 in employee wages and $302,000 in stock-based compensation. These costs have been allocated to the following line items:

		Employee		Stock-based
		wages		compensation
	$		$
EXPLORATION
Carmacks		121,875		82,766
ADMINISTRATIVE
Office and
administration		169,278		213,646
Promotion and
travel		32,266		5,834

		323,419		302,246

The Company earned $341,000 in interest income during the three months ended March 31, 2007. The interest was earned on short-term investments. Cash and cash equivalents and short-term investments were not allocated to Western Silver’s copper business in 2005 and as a result, no interest was allocated to Western Copper during that period.

Liquidity and capital resources

Western Copper expended $1.99 million during the quarter ended March 31, 2007 on operating activities. The majority of the cash was used in direct exploration expenditures on the Carmacks Copper Project and employee wages allocated to other line items on the statement of loss.

The Company’s financing activities during the first quarter of 2007 consisted of the receipt of $369,000 from the exercise of stock options.

The mineral property expenditures of $894,000 in the first three months of 2007 include costs capitalized to the Hushamu property to March 31, 2007 and the royalty payment of $100,000 relating to the Carmacks Copper Project that was accrued at the end of 2006.

At March 31, 2007, the Company had $1.49 million in cash and cash equivalents and $33.1 million in short-term investments. The decrease in cash, cash equivalents and short-term investments from December 31, 2006 is primarily due to the use of funds to pay for operating and investing activities.

Related party transactions

During the quarter ended March 31, 2007, the Company charged rent to one of its directors in the amount of $1,821 (2006 - $nil). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss. The amount outstanding from the director at March 31, 2007 is $871 (2006 - $nil).

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

Contractual obligations

The Company’s has a commitment relating to its head office lease. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2007	203,621
2008	271,494
2009	226,244
Thereafter	-
Total	701,359

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

Significant accounting estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, and the allocation methodologies used to determine results of operations. Actual results could differ from those reported by a material amount.

Mineral properties

The most critical accounting policies, upon which the Company’s carrying value of its mineral property assets depends, are those requiring estimates of mineral resources, proven and probable reserves, recoverable amounts of metals therefrom, assumptions of capital and operating costs, future metal prices, and estimated costs associated with mine reclamation and closure costs.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Stock-based compensation and warrant valuation

The fair value of stock-based compensation awards and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of stock options granted and warrants issued by the Company.

Disclosure controls

Western Copper established a formal company-wide disclosure policy (the ‘Disclosure Policy’) which was approved by the Company’s board of directors on May 16, 2006.

The Disclosure Policy outlines the process used by Western Copper to ensure that material information is communicated within the Company and to the investing public in a timely, factual and accurate manner. This process includes, among other things, the setting up of a disclosure committee. The disclosure committee consists of Western Copper’s Chief Executive Officer, its Chief Financial Officer, its Vice President – Corporate Development, and its Vice President – Engineering.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
OR THE QUARTER ENDED MARCH 31, 2007

Management is satisfied that its disclosure controls are effective and that material information relating to the Company’s business and operations, including its subsidiaries, during the quarter ended March 31, 2007 has been disclosed in accordance with regulatory requirements and good business practices, that the Company’s policies and systems provide reasonable assurance that material information will be made known to senior management in a timely manner, and that the Company’s disclosure controls will enable the Company to meet is ongoing disclosure requirements.

Internal controls over financial reporting

There were no changes in the Company’s internal controls over financial reporting during the quarter ended March 31, 2007, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Changes in accounting policies

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

a) Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

  Cash, cash equivalents, and short-term investments are classified as “Available-for- Sale”. Due to their short-term nature, their carrying value equals their fair value;

  Other receivables and advances are classified as
  “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

  Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, Comprehensive Income, introduces a new financial statement “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended March 31, 2007.

WESTERN COPPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED MARCH 31, 2007

c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

Risks and uncertainties

Capital resources

The Company is an exploration a stage enterprise with insufficient revenue to meet its annual capital needs. The Company has been able to raise funds necessary to acquire its assets, perform exploration and conduct its corporate affairs primarily through the private placement of its common shares. The Company may not be able to continue to raise funds to pursue future exploration and development programs.

Mineral property development

Based both on exploration results to date and reports of independent consultants, the Company’s management believes that the pursuit of additional exploration programs on its mineral properties is justified. The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the Company’s ability to obtain necessary permits, financing, and expertise to successfully place the property into production, and upon future profitable production.

Although some of the expenditures required at its projects in the future may be met by third parties, the Company will need to raise substantial additional funds to finance the development of its properties.

The Company complies with National Instrument 43-101 when reporting mineral resources.

Title to mineral properties

The Company’s mining claims and rights thereto have generally been acquired from other private parties and government agencies. Other parties may dispute the Company’s title to these claims and rights. The determination of rightful title to mineral properties is a time-consuming process. Such title may be challenged.

Governmental requirements

The Company is currently mainly operating in Canada and is thereby subject to that country’s various laws and regulations in various areas, including property title, the use of local labour, the environment and safety around exploration and development activities. It is possible that the Company may not be meeting all governmental requirements. Also, changes to governmental requirements by governmental agencies may be of detriment of the Company.

Metal prices

The value of the Company’s properties and the prospects for their successful development are subject to favourable prices for the metals involved, such as copper, gold, silver, lead, and zinc. These prices may not remain at levels required to make development of any given property feasible.